No Act

ACT ICA
SECTION 17(a)
RULE
PUBLIC AVAILABILITY Oct. 22 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 22, 2008

Michael Berenson
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Re: Penn Series Funds, Inc. – Money Market Fund (File No. 811-3459)

Dear Mr. Berenson:

Based on the facts and representations contained in your September 29, 2008 letter, we will not recommend enforcement action to the Securities and Exchange Commission against Penn Series Funds, Inc. – Money Market Fund (the "Fund"), and Penn Mutual Life Insurance Company (the "Purchaser"), under Section 17(a) of the Investment Company Act of 1940, or the rules thereunder, if the Purchaser purchases from the Fund the securities specified in your letter at the amortized cost (including any accrued and unpaid interest) of the securities.[1] You represent in your letter that based on market quotations from dealers, the Fund's investment adviser believes that the market value of these securities is equal to or less than their amortized cost value. The Fund is a series of Penn Series Funds, Inc., an open-end management investment company registered under the Investment Company Act of 1940. Penn Mutual Life Insurance Company is an affiliated person, as defined in Section 2(a)(3) of the Investment Company Act of 1940, of the Fund's investment adviser, Independence Capital Management, Inc. (the "Adviser").[2]

1 This letter confirms oral no-action relief provided by the undersigned to Michael Berenson on September 29, 2008.

2 You state that the Adviser is a wholly owned subsidiary of the Purchaser.

Because our position is based on the facts and representations in your letter, you should note that any different facts or representations may require a different conclusion. This response expresses our views on enforcement action only and does not express any legal conclusion on the issues presented.[3]

Very truly yours,

Dalia Osman Blass
Senior Counsel

---

3 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Fund's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

September 29, 2008

Investment Company Act of 1940
Sections 17(a)(1), and Rule 17a-9

Robert E. Plaze, Esq.
Associate Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Penn Series Funds, Inc. – Money Market Fund

Dear Mr. Plaze:

Independence Capital Management, Inc. ("ICMI") is writing on behalf of its sole owner, Penn Mutual Life Insurance Company, (the "Affiliate"), an affiliated person of the Penn Series Funds, Inc. — Money Market Fund (the "Fund"). We seek assurance from the staff of the Division of Investment Management ("Division") that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Section 17(a) of the Investment Company Act of 1940 ("1940 Act"), or the rules thereunder, if the Fund and the Affiliate undertake the program described below.

The Fund is registered with the Commission under the 1940 Act as an open-end management investment company. The Fund, as a money market fund, seeks to maintain a stable net asset value per share of $1.00, and uses the amortized cost method of valuation in valuing its portfolio securities. ICMI serves as investment adviser to the Fund. The Affiliate is an insurance company which wholly-owns ICMI.

The Fund currently holds short-term investments issued by certain companies, primarily in the financial services industry (collectively, the "Securities"). Schedule A to this letter sets forth the principal amount, final maturity and the amortized cost value and approximate market value of each Security.

As a result of the recent turmoil in the financial services industry originating in holdings of mortgage-backed securities of uncertain value, securities of highly rated issuers have been trading at prices lower than similarly rated issuers in other industries. Based on market quotations from dealers, ICMI believes that the market values of the Securities are below the amortized cost values used to calculate the Fund's net asset value in accordance with Rule 2a-7 under the 1940 Act. Although the resulting deviation between the Fund's market-based net asset value and its amortized cost value is still within the range permitted by Rule 2a-7, the market values of these Securities have declined recently and ICMI is concerned that, without action on its part, the Fund's net asset value based on market quotations may be below \$.995 at 4:00 pm in the future. As of the close of business on Friday, September 26, the Fund's marked to market net asset value was \$0.9969. The Fund's total net assets were approximately \$160,000,000, of which \$18,407,297 represented the marked to market value of the securities listed on Schedule A and \$18,679,985 represented the amortized cost value.

In order to be in a position to address this risk if market values of the Securities continue to decline, the Affiliate is seeking permission to purchase, when, as and if necessary, the Securities from the Fund for cash at the Securities' amortized cost value (including accrued and unpaid interest). This authority would not be exercised unless the amortized cost value of each Security purchased exceeded its then current market value. At a meeting of the Fund's Board of Directors held today, the Board with one member absent, unanimously approved the submission of this letter. As part of its consideration, the Board is requiring that no Security be purchased without the prior approval from the Chairman of the Fund's Board of Directors based on a conclusion that the proposed purchase is in the best interest of the Fund and its shareholders.

The Affiliate is an "affiliated person" or an "affiliated person of an affiliated person" under Section 2(a)(3) of the 1940 Act because it is the sole owner of the investment adviser to the Fund. The purchase of the Securities by the Affiliate under the proposed arrangement falls within Section 17(a)(2) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company or any affiliated person of such person acting as principal to knowingly purchase any security or other property from the investment company. The proposed purchase of Securities from the Fund would satisfy the requirements of Rule 17a-9 of the 1940 Act except that the Securities continue to constitute Eligible Securities as that term is defined in Rule 2a- 7 under the 1940 Act.

The Fund, ICMI and the Affiliate believe it would be in the best interest of the Fund's shareholders if the Affiliate is given the authority to purchase the Securities from the Fund as above contemplated. On behalf of the Fund and the Affiliate, we hereby request that the Division staff give its assurance that it will not recommend the Commission take enforcement action against the Fund or the Affiliate under Section 17(a) of the 1940 Act if the Affiliate purchases the Securities from the Fund at their amortized cost value (including accrued and unpaid interest) as above contemplated.

We appreciate your attention to this matter on such short notice. If you have any questions or other communications concerning this matter, please call the undersigned at (202) 739-5450 or my colleague, Sean Graber, at 215-963-5598.

Very truly yours,

Michael Berenson

Michael Berenson

cc: Dalia Blass, Esq.
Fran Pollack-Matz, Esq.
Mr. Peter Sherman
Sean Graber, Esq.

Schedule A

NAME OF SECURITY	CUSIP	PRINCIPAL AMOUNT	MATURITY	AMORTIZED COST VALUE	APPROXIMATE VALUE
HOUSEHOLD FIN CO	441812KFO	1,300,000.00	12/15/08	1,302,140.75	1,286.840.10
CITIGROUP INC	172967CH2	3,000,000.00	02/09/09	3,001,393.71	2,941,173.00
BANK OF AMER CRP	066050CV5	2,000,000.00	02/15/09	2,018,418.98	1,981,294.00
JPMORGAN CHASE	16161ABU1	1,275,000.00	02/15/09	1,286,146.13	1,268,334.30
CATERP FIN SERV	14912L2Q3	3,000,000.00	03/04/09	3,017,822.09	2,984,592.00
JOHN DEERE CAP	24422EPY9	2,000,000.00	03/16/09	2,018.144.00	2,001,622.00
PHILLIPS PETE	718507BJ4	1,000,000.00	03/30/09	1,017,303.45	1,008,477.00
GEN ELEC CAP CRP	36962GH49	2,000,000.00	04/01/09	2,003.177.37	1,970,160.00
MELLON FUNDING	585515AF6	2,000,000.00	04/01/09	2,002,100.90	1,965,572.00
DEUTSCHE BK FINL	251529AF0	995,000.00	04/25/09	1,018,337.68	999,232.73

END